

Fitch Ratings, Inc.

2018 Form NRSRO Annual Certification

Exhibit 4.   **Organizational Structure**

Please see charts attached, reflecting the corporate management structure and material affiliates of Fitch Ratings, Inc.

Corporate Structure



April 2018

FitchRatings

Corporate Structure
Senior Management



Paul Taylor
President and CEO
Fitch Group

Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors

Fitch Group Operations

Ian Linnell
President
Fitch Ratings

Eileen Fahey
Chief Risk Officer
Fitch Group

Charles Brown
General Counsel

Jon Ewing
Chief Marketing Officer

Rob Harpel
Chief Technology Officer

Andy Jackson
Global Head of Human Resources

Ted Niedermayer
CFO

Karen Skinner
Chief Operating Officer

Brett Hemsley
Global Analytical Head

Mark Oline
Global Head of
Business & Relationship Mgmt

Fitch Ratings

Jeremy Carter
Chief Credit Officer

Eileen Fahey
Acting Chief Compliance Officer

Julian Dennison
Global Publishing

Susan Launi
Regulatory Affairs, Policies
and Procedures

Seth Lieberman
Business Analytics

Andrew Pedvis
Product Development

Jeff Simon
Global Operations
Management

Dan Champeau
Global Group Head

- U.S. Public Finance
- Global Infrastructure
- International Public Finance

Kevin Duignan
Global Group Head

- Banks
- Insurance
- Funds & Asset Management
- Non-Bank Financial Institutions

Richard Hunter
Global Group Head

- Corporate Finance

James McCormack
Global Group Head

- Sovereigns

Marjan van der Weijden
Global Group Head

- Structured Finance
- Covered Bonds

Ann Flynn
Global Head Public Finance &
Global Infrastructure Group

J. Douglas Murray
Global Head
Structured Finance

Aymeric Poizot
Global Head
Investor Relations

Jose Santos
Global Head
Financial Institutions

David Wharrier
Global Head
Revenue Management

Jill Zelter
Global Head
Corporates

Sing Chan Ng and Kwong Li
Regional co-Heads
Asia Pacific

Peter Shaw
Regional Head
Latin America

Regional Credit Officers

Stuart Jennings
EMEA and APAC

Katherine Falconi
The Americas

Credit Policy Group

Peter Patrino
Chief Criteria Officer

Gautam Mitra
Head of Internal Audit

Effective November 2018

FRI



FitchRatings

FITCH RATINGS, INC.
(Delaware)

FITCH RATINGS LIMITED
(England)

FITCH RATINGS LANKA LIMITED*
(Sri Lanka)

FITCH CENTROAMERICA, S.A.*
(Panama)

FITCH RATINGS COLOMBIA, S.A SOCIEDAD CALIFICADORA DE VALORES*
(Colombia)

Additional Credit Rating Affiliates See page FRL

FITCH SOLUTIONS LIMITED+
(England)

FITCH COSTA RICA CALIFACADORA DE RIESGO, S.A.*
(Costa Rica)

FITCH CENTROAMERICA, S.A.*
(Guatemala)

FITCH REPUBLICA DOMINICANA S.R.L.*
(Dominican Republic)

FITCH SOLUTIONS ASIA PTE LTD+

IRR ADVISORY SERVICES PRIVATE LTD+

FITCH SOLUTIONS DEUTSCHLAND GMBH+

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

March 2017

FitchRatings



```
                        ┌─────────────────────────┐
                        │     FITCH RATINGS       │
                        │       LIMITED           │
                        │      (England)          │
                        └─────────────────────────┘
```

FITCH RATINGS CIS LIMITED++ (England)	INTER ARAB RATING COMPANY S.A.E.* (Bahrain)	FITCH RATINGS JAPAN LIMITED (Japan)	FITCH RATINGS (THAILAND) LIMITED* (Thailand)
FITCH RATINGS ESPAÑA S.A.U. (Spain)	INDIA RATINGS AND RESEARCH PTE LTD* (India)	FITCH (HONG KONG) LIMITED (Hong Kong)	FITCH RATINGS BRASIL LTDA (Brazil)
FITCH ITALIA S.P.A. (Italy)	FITCH INDIA SERVICES PRIVATE LTD* (India)	FITCH AUSTRALIA PTY LIMITED (Australia)	FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
FITCH DEUTSCHLAND GMBH (Germany)	FITCH RATINGS (BEIJING) LIMITED (China)	KOREA RATINGS CORPORTATION* (Korea)	FITCH MEXICO S.A. DE C.V. (Mexico)
FITCH POLSKA S.A. (Poland)	FITCH RATINGS SINGAPORE PTE LTD (Singapore)	E-CREDIBLE CO., LTD (Korea)	FITCH HOLDING S.A* (Chile)
FITCH FRANCE (France)	PT FITCH RATINGS INDONESIA* (Indonesia)	E-CREDIBLE NETWORKS CO., LTD (Korea)	FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA* (Chile)
FITCH SOUTHERN AFRICA (PTY) LIMITED* (South Africa)	FITCH (CHINA) BOHUA CREDIT RATINGS LTD* (China)		

*Not included in Item 3 of Form NRSRO.
++Fitch Ratings CIS Limited is incorporated in England and does business in Russia and the CIS through its sole branch.   December 2018